Sprouts Farmers Market, Inc.

11811 N. Tatum Blvd., Suite 2400

Phoenix, AZ 85028

March 6, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Sprouts Farmers Market, Inc. (the “Company”)

Request for Withdrawal of Post-Effective Amendment No. 1 to Registration Statement on Form S-3 on Form S-1 (File No. 333-198039)

Ladies and Gentlemen:

In accordance with Rule 477(a) under the Securities Act of 1933, as amended, Sprouts Farmers Market, Inc. hereby requests the withdrawal of Post-Effective Amendment No. 1 (the “Amended S-1 Registration Statement”) to the Registration Statement referred to above (the “S-3 Registration Statement”), which was filed with the Securities and Exchange Commission (the “Commission”) on February 27, 2015.

The S-3 Registration Statement was initially filed with the Commission on Form S-3ASR on August 11, 2014, and was automatically effective on such date. On February 26, 2015, the Company ceased to be eligible to use Form S-3. Accordingly, the Company filed the Amended S-1 Registration Statement. On March 4, 2015, in place of the Amended S-1 Registration Statement, the Company filed a new registration statement on Form S-1 (File No. 333-202481). No securities have been sold under the Amended S-1 Registration Statement.

Very truly yours,
Sprouts Farmers Market, Inc.

By:	/s/ Brandon F. Lombardi
Name: Brandon F. Lombardi
Title: Chief Legal Officer